UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2005

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                      No      X

A Reference in Exercising

The Voting Rights

Please be notified as follows:

These materials are the English translation of the materials disclosed as of February 16, 2005 to the Financial Supervisory Commission and the Korea Stock Exchange for the purpose of soliciting proxies from domestic shareholders in relation to the 23rd Annual General Meeting of Shareholders of KT. Please note that those shareholders holding overseas ADR’s are not the subjects of this solicitation for proxies mentioned herein but may use these materials as a reference in exercising their voting rights.

Matters Relating to the Solicitor, Proxies and Solicitees

1. Matters relating to the Solicitor

• Name: KT Corporation

• Relationship with the Company: The company itself

• Number of shares held: 74,090,418 common shares of treasury stock

* As of December 31, 2004

• Number of shares held by the persons affiliated with the solicitor: 8,826 common shares

   (held by the directors of the company)

2. Matters Relating to the Proxies

Name	Number of Shares Held	Relationship with the Solicitor	Relationship with KT
Chang Gun Kim	358	employee	employee
Jae Hyun Paek	424	employee	employee
Young Jin Kim	358	employee	employee
Sin Mook Lim	—	employee	employee
Ki Hong Cho	326	employee	employee
Seung Eun Lee	305	employee	employee

3. Matters Relating to the Solicitees

Solicitees	shareholders of the Company excluding the solicitor and the persons affiliated with the solicitor

The number of solicitees	112,900

The number of shares held by solicetees	210,750,156 common shares (ratio to the number of shares issued : 73.99%, ratio to the number of shares with voting rights : 99.99%)

* A copy of the shareholders’ register was separately submitted to the Financial Supervisory Commission.

4. Other Matters

• Date, Time and Place of the Annual General Meeting of Shareholders

- Date and Time: March 11, 2005 (Friday) 10:00 A.M.

- Place: Lecture Hall (B1), Headquarter Building of KT Corporation located at 206, Jungja-dong, Bundang-gu, Sungnam-city,   Kyunggi-do, Korea.

• Date scheduled for the Solicitation of Proxies: From February 21, 2005 to March 11, 2005

Proposals for Resolution by the Annual General Meeting of Shareholders

Agenda No.1:	Approval of the Balance Sheet, the Income Statement and the Statement of Appropriation of Retained Earnings for the 24rd Fiscal Year

Agenda No.2:	Amendment of the Articles of Incorporation

Agenda No.3:	Election of the Directors

Agenda No.4:	Approval of the Limit on Remuneration of Standing Directors

For details concerning the proposals for resolution by the 23rd Annual General Meeting of Shareholders of KT, please refer to pages 9 through 20 of the ‘Notice of the 23rd Annual General Meeting of Shareholders’ sent by KT through CITIBANK, the depositary bank of the ADR’s.

Opinion of the Solicitor

KT, being the solicitor, recommends that the shareholders vote for the proposals 1, 2, and 4 for this Annual General Meeting of Shareholders.

With respect to proposal 3, the election of directors, the company recommends voting for the candidate Jeong Soo Suh, who has been nominated by the President with the consent of board of directors, and for the candidates Stuart B. Solomon and Thae Surn Khwarg, who have been nominated by the Outside Director Candidate Nominating Committee.

Set forth below is an opinion proposed by the management of KT in relation to this Annual General Meeting of Shareholders, which should be taken into consideration for the benefit of shareholders and for the development of KT.

First, the efforts of the Outside Director Candidate Nominating Committee of KT to nominate the candidates for outside directors are outlined here.

KT has been evaluated domestically and internationally as having the most transparent corporate governance structure among Korean companies.

KT has been selected as the best enterprise in terms of good corporate governance companies for three consecutive years from 2002 to 2004 conducted by Korean Corporate Governance Service.

Since last year, KT has formed a pool of outside director candidates by utilizing multiple executives search firms in order to make the process for nomination of outside director candidates as fair and transparent as possible, and it also appointed personnel selection advisors (5 persons consisting of professors and corporate governance experts), who all have excellent understanding and judgment in corporate governance structure in order to select outside director candidates from the pool.

The aforementioned personnel selection advisors selected candidates for outside directors based upon their expert knowledge and diverse experiences and recommended the candidates to the Outside Director Candidate Nominating Committee, which then finally decided upon the candidates to be submitted for resolution by the Annual General Meeting of Shareholders. Thus, the selection of the candidates was made in a three step process.

Through those steps, the original objective of implementing a fair and transparent nomination process was fully achieved, and this process is highly regarded domestically and internationally.

In addition, the selection criteria for the outside director candidates was to select prominent experts who are able to supplement the current composition of the board in order to maximize the efficiency of the board’s operation in addition to aiming for greater corporate value, responsible management and increasing shareholder value. A brief biography of the candidates is set forth below:

Candidate Stuart B. Solomon is President, CEO and Representative Director of MetLife Korea. His company has shown profits during last five consecutive years and he has received much recognition for his ability as a chief executive. He has advised KT on the global standards with regard to running of the board of directors since his appointment as the outside director in 2002. We look to him for providing vision to the company in overseas business.

Candidate Thae Surn Khwarg is CEO of SEI Asset Korea. He is appraised as an expert in finance and law. The company believes that Mr. Khwarg’s experience as a securities lawyer will contribute to improving corporate value and increasing shareholder value.

Candidate Jeong Soo Suh is the head of Planning and Coordination Office and former Chief Financial Officer of the company. As CFO of KT, he established and implemented the ‘Shareholder Return Policy’ (shareholder return is more than 50% of net income) and was highly appraised by domestic and overseas investors.

He has also played key roles in various departments of KT, including the Privatization Office and the Global Business Office. The company believes that Mr. Suh has sufficient capabilities to lead KT to achieve mid and long-term strategic goals based upon his expertise and experience.

The company believes that the above-mentioned candidates including outside director are not only experts in their fields but also the right persons who can achieve shareholders’ value. Also, it is expected that they will do their best to achieve the company’s vision.

Accordingly, the company recommends that you vote for the candidates Jeong Soo Suh, Stuart B. Solomon and Thae Surn Khwarg as proposed in Agenda No. 3 to the Annual General Meeting of Shareholders.

Thank you.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 16, 2005

KT Corporation

By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director